SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker and the Prospectus dated September 12, 2006 and Supplement No. 4 dated February 22, 2007.  This Supplement supersedes and replaces all prior supplements to the Prospectus.]

SUPPLEMENT NO. 4
DATED FEBRUARY 22, 2007
TO THE PROSPECTUS DATED SEPTEMBER 12, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus.

Recent Real Estate Investments

Acquisition of Mack Deer Valley

On January 22, 2007, we purchased a 180,985 square foot industrial property known as Mack Deer Valley, located in Phoenix, Arizona from Mack Deer Valley Phase II, LLC, an unaffiliated party, for approximately $23.2 million, including estimated closing costs.  The purchase price of the property was funded with net proceeds raised from our public offering and $16.4 million of borrowings under our credit agreement with HSH Nordbank AG, New York Branch.  As of December 31, 2006, we had raised approximately $34.4 million in our equity offering.  Our Credit Agreement with HSH Nordbank AG, New York Branch is a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The Credit Agreement permits us to borrow up to $50 million secured by real property at a LIBOR based rate plus an applicable borrowing rate that varies depending on the loan to cost ratio.  We are entitled to prepay the borrowings under the credit facility at any time without penalty.   The principal balance is due on June 30, 2008.

Mack Deer Valley is comprised of two single story buildings located on approximately 11.7 acres situated in a master planned business park.  The property is currently 100% leased at an average annual rent of $8.16 per square foot to 12 tenants whose spaces range in size from approximately 4,900 square feet to 35,800 square feet.  These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly. A tenant operating a light manufacturing business occupies 19.8% of the property, a tenant operating a distribution and storage of paper product business occupies 17.1% of the property and a tenant operating a distribution business occupies 15.3% of the property. No other tenant occupies more than 10% of the rentable square footage of the property.

Mack Deer Valley is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport.

According to Cushman & Wakefield, a prominent national real estate brokerage firm, the Metropolitan Phoenix industrial market continues to experience strong direct absorption and near record low vacancy rates.  Overall vacancy rates continue to be at all-time record lows, registering 5.6% as of the third quarter of 2006.  Industrial leasing rates in the Deer Valley submarket increased 11.4% during the first three quarters of 2006.  Much of this rate trend occurred during the escrow period of the acquisition.  The property was in escrow from February 21, 2006 until January 22, 2007, an unusually long period which was requested by the seller.  The Phoenix industrial market continues to be one of the nation’s most active and long term growth is expected.

1

The following table sets forth lease expiration information for the next ten years.

Year Ending Dec. 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring %
2007	0	—	—	—	—
2008	0	—	—	—	—
2009	1	4,879	43,911	2.7	3.0
2010	0	—	—	—	—
2011	8	127,929	1,018,739	70.7	69.0
2012	0	—	—	—	—
2013	2	42,813	369,939	23.6	25.0
2014	0	—	—	—	—
2015	0	—	—	—	—
2016	1	5,364	44,736	3.0	3.0

The property was completed in January of 2006, with the majority of tenants moving into the property in the second half of 2006. The average annual lease rate and occupancy percentage for 2006 were $8.16 per square foot and 51%, respectively.   Four tenants leasing approximately 58,000 square feet of space have options to renew their leases for five years at fair rental value.  Two tenants leasing approximately 10,200 square feet of space have options to renew their leases for three years at fair rental value.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $18.8 million which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.20%, and annual real estate taxes are projected to be approximately $277,800 for the initial year subsequent to the purchase.

Acquisition of 20100 Western Avenue

On December 1, 2006, we purchased a 116,223 square foot industrial property known as 20100 Western Avenue, located in Torrance, California from WESCO Harbor Gateway, L.P, an unaffiliated party, for approximately $20 million, including closing costs.   The purchase price of the property was funded with net proceeds raised from our public offering and borrowings under our credit agreement with HSH Nordbank AG, New York Branch.

20100 Western Avenue is situated in the master-planned Harbor Gateway Business Center, minutes away from the ports of Los Angeles and Long Beach and Los Angeles International Airport.  The property consists of approximately 116,223 square feet of leasable space in a single-story building located on approximately 6.3 acres of land   It is ideally located to capitalize on the very strong South Bay industrial market. According to CB Richard Ellis, the South Bay industrial market is one of the strongest industrial markets in the United States with a second quarter 2006 vacancy rate of 1.8%.   The CB Richard Ellis second quarter South Bay Industrial Overview states that average lease rentals in the South Bay have increased by 25% to 30% over the last 12 months and that low vacancy rates will translate into continued escalation of rents and property values.

The property is currently 100% leased at an average annual rent of $11.16 per square foot to five tenants ranging in size from 11,700 to 29,800 square feet.  Tenants of the property are engaged in varying businesses including real estate services, construction and engineering and distribution.  Each of the five tenants occupies over 10% of the rentable square footage of the property.

2

The following table sets forth lease expiration information for the next five years.  There are no other leases that expire beyond the year 2011.

Year Ending Dec. 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring
2007	1	11,722	108,864	10.1%	8.4%
2008	0	0	0	0.0%	0.0%
2009	1	22,068	169,104	19.0%	13.0%
2010	0	0	0	0.0%	0.0%
2011	3	82,432	1,018,812	70.9%	78.6%

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending Dec. 31	Average Lease Rate Per Total Square Foot (Annual $)	Average Annual Occupancy (%)
2005	$10.97	100%
2004	$10.56	100%
2003	$10.40	100%
2002	$10.30	100%
2001	$6.26	71%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $8.9 million which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.16%, and annual real estate taxes are projected to be approximately $227,000 for the initial year subsequent to the purchase.

Acquisition of 15172 Goldenwest Circle

On December 1, 2006, we purchased a 102,000 square foot industrial property known as 15172 Goldenwest Circle located in Westminster, California from the See Myun and Ock Ja Kymm Family Trust, an unaffiliated party, for approximately $11.2 million, including closing costs (which are not fully determinable at this time).  The purchase price of the property was funded with net proceeds raised from our public offering and borrowings under our credit agreement with HSH Nordbank AG, New York Branch.

15172 Goldenwest Circle is centrally located in the Orange County, California industrial market with immediate access to major traffic arteries servicing the Orange County, Los Angeles and Long Beach ports and Los Angeles International Airport.  The property consists of approximately 102,200 square feet of leasable space in one single-story building located on approximately 5.4 acres of land.  According to CB Richard Ellis, the Orange County industrial market offers a diverse supply of modern and efficient buildings and a skilled labor force that has created a reliable environment for business growth.  According to Grubb & Ellis Company, it is one of the strongest markets in the nation, with current vacancy of approximately 4%.  In addition, our management has identified this particular sector of Orange County as an in-fill location, with considerable barriers to new construction and excellent potential for growth in rents.

The 15172 Goldenwest Circle property is leased to a single tenant, a provider of steel and concrete construction products for residential, commercial and government contractors.  The lease expires on April 30, 2008, and is renewable at the option of the tenant for one additional five year period at an annual rate that is the greater of $7.63 per square foot or 90% of the market rental value of the property, with a 7.5% increase in the 30th month.  Since the property is leased to a single tenant under a net lease that transfers substantially all of the operating costs to the tenant, we believe that the financial condition and results of operations of the tenant is more relevant to investors than financial statements of the property acquired.  Therefore, the financial data of the tenant are included herewith.

3

The Goldenwest property was acquired at a capitalization (CAP) rate (initial yield) of approximately 6.85%.  CAP rate is one method used to estimate the value of income producing properties.  CAP rate is a ratio expressed as a percentage and is calculated by dividing the net operating income by the value of the property.  The market CAP rate for this property according to Grubb & Ellis, a leading industrial brokerage firm, is 6.0% which would have resulted in a higher price for the property than paid by the Company.  According to Grubb & Ellis, the lower price paid by the Company was attributable to the remaining lease term of the single tenant.  During due diligence, our management met with the tenant and the tenant expressed its interest in exercising its option and extending the lease term.  While no assurances exist, we have confidence that, in 2007, the tenant will exercise its option to extend the lease at the higher rental rate provided in the option.  Once accomplished, the effective yield to acquisition cost will increase to 6.96%.

Average annual lease rates and occupancy percentages for the last two years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Average Annual Occupancy (%)
2005	$6.68	100.0
2004	$6.60	100.0

For the year 2002 and 2003, the building was owned by the current tenant and therefore no rental data is available.   For the year 2001, the building was occupied by the same tenant but the rental data is not available.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $5.0 million which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases. The real estate tax rate is 1.08%, and annual real estate taxes are projected to be approximately $120,960 for the initial year subsequent to the purchase.

In the opinion of management, each of the properties described above are adequately covered by insurance.

4

INDEX TO FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION

Financial Statements of Mack Deer Valley
Report of Independent Registered Public Accounting Firm

Statements of Revenues and Certain Expenses for the Year Ended December 31, 2006 and for the Period from January 1, 2006 to September 30, 2006 (Unaudited)
Notes to Statements of Revenues and Certain Expenses

Pro Forma Financial Information of Cornerstone Core Properties REIT, Inc. (Mack Deer Valley)
Summary of Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2006

Financial Statements of 20100 Western Avenue
Report of Independent Registered Public Accounting Firm
Statements of Revenues and Certain Expenses for the Year Ended December 31, 2005 and for the Period from January 1, 2006 to September 30, 2006 (Unaudited)
Notes to Statements of Revenues and Certain Expenses

Pro Forma Financial Information of Cornerstone Core Properties REIT, Inc. (20100 Western Avenue)
Summary of Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2005
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2006

Unaudited Summarized Tenant Financial Data for 15172 Goldenwest Circle

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Cornerstone Core Properties REIT, Inc
Irvine, CA

We have audited the accompanying statement of revenues and certain expenses, (the “Historical Summary”) of the property located at 21420 and 21430 North 15th Lane, Phoenix, Arizona  (the “Property”) for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in this Supplement to Form S-11 of Cornerstone Core Properties REIT, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the statement of revenues and certain expenses of the Property presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Historical Summary of the property located at 21420 and 21430 North 15th Lane, Phoenix, Arizona  for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
February 19, 2007

MACK DEER VALLEY
STATEMENTS OF REVENUES AND CERTAIN EXPENSES
For the Year Ended December 31, 2006 and for the
Period from January 1, 2006 to September 30, 2006 (Unaudited)

	Year ended	Nine Months Ended
	December 31, 2006	September 30, 2006
		(Unaudited)
Revenues
Rental revenue	$763,224	$428,090
Tenant reimbursements	110,294	61,139
Other	1,000	—
Total revenues	874,518	489,229
Certain expenses
Property operating and maintenance	88,633	59,575
Property taxes	38,933	29,200
Insurance	32,577	24,433
Total certain expenses	160,143	113,208
Revenues in excess of certain expenses	$714,375	$376,021

See accompanying notes to statements of revenues and certain expenses.

MACK DEER VALLEY , PHOENIX,  ARIZONA

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1.             Organization and Summary of Significant Accounting Policies

Organization

The accompanying statements of revenues and certain expenses include operations of  21420 and 21430 North 15th Lane,  Phoenix, Arizona, (the “Property” or “Mack Deer Valley”) which was acquired by Cornerstone Core Properties REIT, Inc (the “Company”), from a nonaffiliated third party. The property was acquired on January 22, 2007 for approximately $23.2 million, including estimated closing costs, and has 180,985 leasable square feet on approximately 11.7 acres of land (unaudited).

Basis of Presentation

The statements of revenues and certain operating expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the property , exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the Historical Summary is not intended to be a complete presentation of the property’s revenues and expenses. Items excluded consist of depreciation, interest expense and federal and state income taxes.

The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Company in the future operations of the property have been excluded.  The statement of revenues and certain expenses for the period from January 1, 2006 to September 30, 2006 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the period from January 1, 2006 to September 30, 2006 (unaudited) are not necessarily indicative of the results for the entire fiscal year ending December 31, 2006.

Revenue Recognition

Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.             Leases

The aggregate annual future minimum lease payments to be received under existing operating leases as of December 31, 2006, are as follows:

2007	$1,455,468
2008	1,548,581
2009	1,548,405
2010	1,571,952
2011	1,260,967
2012 and thereafter	964,335
$8,349,708

The property was completed in January of 2006, with majority of tenants moving in the second half of 2006. The property is generally leased to tenants under lease terms that provide for the tenants to pay increases in operating expenses in excess of specified amounts.  The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

3.             Commitments and Contingencies

Litigation

The Company may be subject to legal claims in the ordinary course of business as a property owner. The Company believes that the ultimate settlement of any potential claims will not have a material impact on the property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on the property’s results of operations.

CORNERSTONE CORE PROPERTIES REIT, INC.

(MACK DEER VALLEY)

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Consolidated Statements of Operations of Cornerstone Core Properties REIT, Inc (the “Company”) for  nine months ended September 30, 2006 has been prepared as if the acquisition of the Mack Deer Valley property had occurred as of the beginning of the period presented.  The unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006 has been prepared as if the acquisition of the Mack Deer Valley property had occurred on September 30, 2006.

Such Unaudited Pro Forma Financial Information is based in part upon  (i) the Unaudited Financial Statements of the Company as of and for the nine months ended September 30, 2006 included in the Company’s  Quarterly Report on Form 10-Q for the nine months ended September 30, 2006; and (ii) the Historical Statements of Revenues and Certain Expenses of the Property for the year ended December 31, 2006 and for the nine months ended September  30, 2006 (unaudited) filed herewith.

The Unaudited Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the results of operations of the Company that would have occurred if the acquisition of the Mack Deer Valley property had been completed on the dates indicated, nor does it purport to be indicative of future results of operations. In the opinion of the Company’s management, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE CORE PROPERTIES REIT, INC.(MACK DEER VALLEY)

UNAUDITED PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2006

			Proforma
	September 30,	Recent	September 30,
	2006 (A)	Acquisition (B)	2006
ASSETS
Assets:
Cash and cash equivalents	$7,896,586	$(6,000,000)	$1,896,586
Investment in real estate
Land	1,540,000	4,380,000	5,920,000
Buildings and Improvements, net	2,983,980	19,169,249	22,153,229
Identified intangible assets, net	34,306	498,363	532,669
	4,558,286	24,047,612	28,605,898
Deferred costs and deposits	2,233,321	(777,104)	1,456,217
Other assets, net	36,629	163,090	199,719
Total assets	$14,724,822	$17,433,598	$32,158,420

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY

Liabilities:
Line of Credit and Notes Payable	$—	$16,400,000	$16,400,000
Accounts payable and accrued liabilities	371,090	37,000	408,090
Payable to related parties	2,061,863	162,464	2,224,327
Real Estate taxes payable	25,131	—	25,131
Tenant prepaids and security deposits	35,503	213,083	248,586
Intangible lease liability, net	7,742	621,051	628,793
Dividend Payable	68,824	—	68,824
Total liabilities	2,570,153	17,433,598	20,003,751
Minority interest	189,458	—	189,458
Stockholders’ equity:
Common stock, $.01 par value; 290,000,000 shares authorized; 2,127,587 shares issued and outstanding at September 30, 2006	2,128		2,128
Additional paid-in capital	12,978,187		12,978,187
Accumulated deficit	(1,015,104)	—	(1,015,104)
Total stockholders’ equity	11,965,211	—	11,965,211
Total liabilities, minority interest and stockholders’ equity	$14,724,822	$17,433,598	$32,158,420

 (A)      Derived from the unaudited financial statements as of September 30, 2006.

 (B)        Represents adjustment for the acquisition of the Mack Deer Valley property. Acquisition costs, including estimated closing costs, have been allocated to land ($4,380,000), buildings ($19,169,249), in-place leases ($498,363) and to below market rent ($621,051).  The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the acquisition cost is allocated to a property’s tangible (primarily land and building) and intangible (in-place leases and above or below market rent) assets at their estimated fair value.

CORNERSTONE CORE PROPERTIES REIT, INC.

(MACK DEER VALLEY)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2006

	Historical (A)	Recent Acquisition (B)	Pro Forma
Revenues:
Rental revenues	$112,226	$584,305	$696,531
	112,226	584,305	696,531
Expenses:
Property operating and maintenance	30,537	292,358	322,895
General and administrative expenses	952,415	—	952,415
Depreciation and amortization	28,500	442,779	471,279
	1,011,452	735,137	1,746,589
Operating (loss) income	(899,226)	(150,832)	(1,050,058)

Interest income	89,250	—	89,250
Interest expense	(121,690)	(817,101)	(938,791)

Loss before minority interest	(931,666)	(967,933)	(1,899,599)
Minority interest	10,892	14,151	25,043
Net loss	$(920,774)	$(953,782)	$(1,874,556)

Loss per share - basic and diluted	$(1.76)	$(0.97)	$(1.24)

Weighted average number of common shares	522,319	985,044	1,507,363

(A)         Represents the historical results of operations of the Company for the nine months ended September 30, 2006.

(B)           Represents adjustment for the acquisition of the Mack Deer Valley property, based on historical operating results. Property taxes, included in property operating and maintenance expenses, are based on the purchase price of the property. Depreciation is based on an allocation of the acquisition cost to land ($4,380,000) and buildings ($19,169,249) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $493,363 to in-place leases, and the amortization of below market rent is based on an allocation of $621,051 to below market rent, both of which are amortized through 2016.  The amortization of above market rent decreases historical rental revenue. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at their estimated fair value. Interest expense is calculated based on the acquisition borrowing and historical LIBOR at the time of purchase. The adjustment to the weighted average number of common shares outstanding represents the purchase of the Mack Deer Valley property.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Cornerstone Core Properties REIT, Inc

Irvine, CA

We have audited the accompanying statement of revenues and certain expenses, (the “Historical Summary”) of the property located at 20100 Western Avenue, Torrance, California (the “Property”) for the year ended December 31, 2005. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in this Supplement to Form S-11 of Cornerstone Core Properties REIT, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the statement of revenues and certain expenses of the Property presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Historical Summary of the property located at 20100 Western Avenue, Torrance, California for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
January 29, 2007

20100 WESTERN AVENUE

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

For the Year Ended December 31, 2005 and for the

Period from January 1, 2006 to September 30, 2006 (Unaudited)

	Year ended	Nine Months Ended
	December 31, 2005	September 30, 2006
		(Unaudited)
Revenues
Rental revenue	$1,248,332	$798,764
Tenant reimbursements	233,354	191,767
Other	4,983	3,115
Total revenues	1,486,669	993,646

Certain expenses
Property operating and maintenance	87,605	59,900
Property taxes	128,851	108,900
Insurance	40,348	31,948
Total certain expenses	256,804	200,748

Revenues in excess of certain expenses	$1,229,865	$792,898

See accompanying notes to statements of revenues and certain expenses.

20100 WESTERN AVENUE

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1.             Organization and Summary of Significant Accounting Policies

Organization

The accompanying statements of revenues and certain expenses include operations of  20100 Western Avenue located  in Torrance, California, (the “Property”) which was acquired by Cornerstone Core Properties REIT, Inc (the “Company”), from a nonaffiliated third party. The Property was acquired on December 1, 2006 for approximately $20 million, including estimated closing costs, and has 116,223 leasable square feet on approximately 6.3 acres of land (unaudited).

Basis of Presentation

The statements of revenues and certain operating expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the Property , exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly comparable to future operating results of the Property are excluded, and the Historical Summary is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of depreciation, interest expense and federal and state income taxes.

The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Company in the future operations of the Property have been excluded.  The statement of revenues and certain expenses for the period from January 1, 2006 to September 30, 2006 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the period from January 1, 2006 to September 30, 2006 (unaudited) are not necessarily indicative of the results for the entire fiscal year ending December 31, 2006.

Revenue Recognition

Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.             Leases

The aggregate annual future minimum lease payments to be received under existing operating leases as of December 31, 2005, are as follows:

2006	$1,082,537
2007	1,226,475
2008	1,207,095
2009	1,084,840
2010	1,084,472
Thereafter	1,007,450
$6,692,869

The Property is generally leased to tenants under lease terms that provide for the tenants to pay increases in operating expenses in excess of specified amounts.  The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

3.             Commitments and Contingencies

Litigation

The Company may be subject to legal claims in the ordinary course of business as a property owner. The Company believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

PRO FORMA FINANCIAL INFORMATION OF CORNERSTONE CORE PROPERTIES REIT, INC.
(20100 WESTERN AVENUE)

The following Unaudited Pro Forma Condensed Consolidated Statements of Operations of Cornerstone Core Properties REIT, Inc (the “Company”) for the year ended December 31, 2005 and for the nine months ended September 30, 2006 have been prepared as if the acquisition of 20100 Western Avenue, Torrance, Califronia (“Property”) had occurred as of the beginning of the periods presented. The unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006 has been prepared as if the acquisition of the Property had occurred on September 30, 2006.

Such Unaudited Pro Forma Financial Information is based in part upon (i) the Audited Financial Statements of the Company for the year ended December 31, 2005 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005; (ii) the Unaudited Financial Statements of the Company as of and for the nine months ended September 30, 2006 included in the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2006; and (iii) the Historical Statements of Revenues and Certain Expenses of the Property for the year ended December 31, 2005 and for the nine months ended September 30, 2006 (unaudited) filed herewith.

The Unaudited Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the results of operations of the Company that would have occurred if the acquisition of the Property had been completed on the dates indicated, nor does it purport to be indicative of future results of operations. In the opinion of the Company’s management, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE CORE PROPERTIES REIT, INC.
(20100 WESTERN AVENUE)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2006

	September 30, 2006(A)	Recent Acquisition(B)	Proforma September 30 2006,

ASSETS
Assets:
Cash and cash equivalents	$7,896,586	$(5,759,282)	$2,137,304
Investment in real estate
Land	1,540,000	7,670,000	9,210,000
Buildings and Improvements, net	2,983,980	11,135,709	14,119,689
Identified intangible assets, net	34,306	1,145,240	1,179,546
	4,558,286	19,950,949	24,509,235
Deferred costs and deposits	2,233,321	(665,788)	1,567,533
Other assets, net	36,629	146,532	183,161
Total assets	$14,724,822	$13,672,411	$28,397,233

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY

Liabilities:
Line of Credit and Notes Payable	$—	$13,400,000	$13,400,000
Accounts payable and accrued liabilities	371,090	168,000	539,090
Payable to related parties	2,061,863	—	2,061,863
Real Estate taxes payable	25,131	—	25,131
Tenant prepaids and security deposits	35,503	104,411	139,914
Intangible lease liability, net	7,742	—	7,742
Dividend Payable	68,824	—	68,824
Total liabilities	2,570,153	13,672,411	16,242,564
Minority interest	189,458	—	189,458
Stockholders’ equity:
Common stock, $.01 par value; 290,000,000 shares authorized; 2,127,587 shares issued and outstanding at September 30, 2006	2,128	—	2,128
Additional paid-in capital	12,978,187	—	12,978,187
Accumulated deficit	(1,015,104)	—	(1,015,104)
Total stockholders’ equity	11,965,211	—	11,965,211
Total liabilities, minority interest and stockholders’ equity	$14,724,822	$13,672,411	$28,397,233

(A)         Derived from the unaudited financial statements as of September 30, 2006.

(B)           Represents adjustment for the acquisition of the 20100 Western Avenue property. Acquisition costs, including estimated closing costs, have been allocated to land ($7,670,000), buildings ($11,135,709), in-place leases ($272,516) and to above market rent ($872,724). The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the acquisition cost is allocated to a property’s tangible (primarily land and building) and intangible (in-place leases and above or below market rent) assets at their estimated fair value.

CORNERSTONE CORE PROPERTIES REIT, INC
(20100 WESTERN AVENUE)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

	Historical (A)	Recent Acquisition (B)	Pro Forma
Revenues:
Rental revenues	$—	$1,339,851	$1,339,851
	—	1,339,851	1,339,851
Expenses:
Property operating and maintenance	—	355,101	355,101
General and administrative expenses	95,134	—	95,134
Depreciation and amortization	—	353,333	353,333
	95,134	708,434	803,568
Operating (loss) income	(95,134)	631,417	536,283

Interest income	1,154	—	1,154
Interest expense	—	(880,095)	(880,095)

Loss before minority interest	(93,980)	(248,678)	(342,658)
Minority interest	(350)	7,487	7,137
Net loss	$(94,330)	$(241,191)	$(335,521)

Loss per share - basic and diluted	$(754.64)	$(0.26)	$(0.36)

Weighted average number of common shares	125	936,279	936,404

(A)         Represents the historical results of operations of the Company for the year ended December 31, 2005.

(B)           Represents adjustment for the acquisition of the 20100 Western Avenue property, based on historical operating results. Property taxes, included in property operating and maintenance expenses, are based on the purchase price of the property. Depreciation is based on an allocation of the acquisition price to land ($7,670,000) and buildings ($11,135,709) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $272,516 to in-place leases, and the amortization of above market rent is based on an allocation of $872,724 to above market rent, both of which are amortized through 2012. The amortization of above market rent decreases historical rental revenue. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at their estimated fair value. Interest expense is calculated based on the acquisition borrowing and historical LIBOR at the time of purchase. The adjustment to the weighted average number of common shares outstanding represents the purchase of the 20100 Western Avenue property.

CORNERSTONE CORE PROPERTIES REIT, INC.
(20100 WESTERN AVENUE)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2006

	Historical (A)	Recent Acquisition (B)	Pro Forma
Revenues:
Rental revenues	$112,226	$883,981	$996,207
	112,226	883,981	996,207
Expenses:
Property operating and maintenance	30,537	262,209	292,746
General and administrative expenses	952,415	—	952,415
Depreciation and amortization	28,500	266,024	294,524
	1,011,452	528,233	1,539,685
Operating (loss) income	(899,226)	355,748	(543,478)

Interest income	89,250	—	89,250
Interest expense	(121,690)	(658,263)	(779,953)

Loss before minority interest	(931,666)	(302,515)	(1,234,181)
Minority interest	10,892	5,895	16,787
Net loss	$(920,774)	$(296,620)	$(1,217,394)

Loss per share - basic and diluted	$(1.76)	$(0.32)	$(0.83)

Weighted average number of common shares	522,319	936,279	1,458,598

(A)         Represents the historical results of operations of the Company for the nine months ended September 30, 2006.

(B)           Represents adjustment for the acquisition of the 20100 Western Avenue property, based on historical operating results. Property taxes, included in property operating and maintenance expenses, are based on the purchase price of the property. Depreciation is based on an allocation of the acquisition cost to land ($7,670,000) and buildings ($11,135,709) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $272,516 to in-place leases, and the amortization of above market rent is based on an allocation of $872,724 to above market rent, both of which are amortized through 2012. The amortization of above market rent decreases historical rental revenue. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (“FAS 141”). Under FAS 141, the purchase price is allocated to a property’s tangible (primarily land and building) and intangible assets at their estimated fair value. Interest expense is calculated based on the acquisition borrowing and historical LIBOR at the time of purchase. The adjustment to the weighted average number of common shares outstanding represents the purchase of the 20100 Western Avenue property.

UNAUDITED SUMMARIZED TENANT FINANCIAL DATA

15172 Goldenwest Circle
Westminster, California

	Year Ended December 31, 2005	Year Ended December 31, 2004
	(in thousands)
Operating Revenue	$27,754	$24,244

Operating Income	3,419	2,824

Net Income	3,185	2,743

	December 31, 2005	December 31, 2004
	(in thousands)
Assets	$12,092	$11,872

Liabilities	4,419	4,835

Shareholders Equity	$7,673	$7,037